Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise East Coast Opportunistic REIT, LLC Offering Statement on Form 1-A Filed May 16, 2024 File No. 024-12398

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise East Coast Opportunistic REIT, LLC (the “Company”) to supplement the previous response letter dated July 29, 2024 submitted in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 13, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on May 16, 2024 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Advisor v Fund Performance.

The Company understands the Staff’s concerns regarding the performance figures reported by Fundrise Advisors, LLC under the rules and regulations of the Investment Advisers Act of 1940 (the “40 Act”) and that the Staff believes such 40 Act performance figures might be confused for the performance of the individual funds that have qualified offerings pursuant to Regulation A of the Securities Act of 1933 (the “Regulation A Funds”). Accordingly, the Company, and its affiliates, undertake to make the following changes to address the Staff’s concerns.

Offering Circular Revisions

The Company and the other Regulation A Funds will each revise their offering circulars to direct potential investors to such Regulation A Fund’s specific webpage, which will be publicly available without having to sign in to the Fundrise Platform. Each webpage will include copies of the offering documentation, as well as fund specific performance information, such as historical performance, net asset value (“NAV”), etc.

In addition, each Regulation A Fund’s webpage’s URL shall easily be identifiable as such Regulation A Fund’s webpage. For example, the Company’s webpage URL shall be fundrise.com/eastcoast.

Further, the Company, and the other Regulation A Funds, will make clarifying revisions to their offering circulars to make clear that the Fundrise Platform is not specific to each such Regulation A Fund’s offering, and that potential investors should visit the specific website provided in the offering circular. Examples of such revisions are as follows (revisions highlighted):

Fundrise, LLC owns and operates an online investment platform available at www.fundrise.com and through our Sponsor’s mobile applications (the “Fundrise Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Investors may access our website at www.fundrise.com/eastcoast.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on our website, https://fundrise.com/eastcoast.

Our website, https://fundrise.com/eastcoast, will identify the current NAV per share.

We will provide this information to you by posting such information on the SEC’s website at www.sec.gov, on our website at https://fundrise.com/eastcoast, on our Sponsor’s mobile applications or via e-mail.

Clarifying Language and Additional Regulation A Specific Pages

The Company’s sponsor, Rise Companies Corp. (the “Sponsor”), will undertake to revise any disclosure regarding the performance of Fundrise Advisors, LLC’s clients to be clearly marked with the following (and conforming) revisions on the Fundrise Platform and future communications:

Recent Advisory Client Returns

Our Historical Advisory Client Returns

In addition, going forward, our Sponsor will include the following additional, clarifying language, directly underneath any such performance figures that are being presented pursuant to the rules and regulations of the 40 Act, without the need for the reader to click any additional links:

Learn more about the assumptions in this section. The foregoing performance information is presented solely with regard to the advisory client performance of the clients of Fundrise Advisors, LLC pursuant to the Investment Advisers Act of 1940, and does not represent the performance of any individual investor or any individual or aggregate performance of any funds with offerings qualified pursuant Regulation A of the Securities Act (the “Regulation A Funds”). For more information about the Regulation A Funds, and their corresponding Forms 1-A, including their individual performance information, please click here.

Potential investors who click on the “here” link will be presented with links to the individual websites of each of the Regulation A Funds, where they may view fund specific information, including historical performance, NAV, etc., of such Regulation A Fund.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Chloe Pletner, Esq.
Goodwin Procter LLP